 Exhibit 99.2

ELECTIONS MUST BE INDICATED (X) IN BLACK OR BLUE INK	☒

AI OKTO CORP. DIVIDEND ELECTION FORM

AI OKTO CORP.
Dividend Payable on or about November 25, 2026

IF YOU WOULD LIKE TO RECEIVE THE DIVIDEND IN THE FORM OF CASH, NO ACTION IS REQUIRED.

IF YOU WOULD LIKE TO RECEIVE THE DIVIDEND IN THE FORM OF COMMON SHARES, PLEASE COMPLETE, SIGN, DATE, AND DELIVER THIS ELECTION FORM TO BROADRIDGE CORPORATE ISSUER SOLUTIONS, LLC. IN THE ENCLOSED ENVELOPE PRIOR TO 5:00 PM, EASTERN TIME, ON THURSDAY, NOVEMBER 19, 2026.

Please read the accompanying information letter dated November 3, 2026.

All common shares of AI OKTO Corp. will be issued only in book-entry form. If Broadridge Corporate Issuer Solutions, LLC. does not receive your properly completed election form prior to 5:00 p.m., Eastern Time, on November 19, 2026, we will pay your dividend in the form of cash. As an alternative to paying the dividend in the form of cash or common shares pursuant to your election, we reserve the right to determine, at any time up to midnight on November 24, 2026, to pay the dividend entirely in cash, notwithstanding any elections for common shares we have received and without prior notice.

The election below is made in accordance with the information letter dated November 3, 2026.

If you have any questions regarding the dividend election form ( “Dividend Election Form”) or the election deadline, please feel free to call Broadridge Corporate Issuer Solutions, LLC., our election agent for the election, at (888) 789-8409. If your shares are held through a bank, broker or nominee and you have questions regarding the dividend election, please contact such bank, broker or nominee, who will also be responsible for distributing to you the Dividend Election Form and submitting the Dividend Election Form on your behalf.

IF YOU WISH TO MAKE AN ELECTION TO RECEIVE THE DIVIDEND IN THE FORM OF SHARES, PLEASE COMPLETE THE DIVIDEND ELECTION FORM AND RETURN IN THE ENCLOSED REPLY ENVELOPE.
AI OKTO CORP.

☐ COMMON SHARES ELECTION

I ELECT TO RECEIVE THE DIVIDEND ENTIRELY IN COMMON SHARES (PLUS CASH IN LIEU OF ANY FRACTIONAL SHARE).

NOTE: In case you wish to receive the dividend in cash, you should not fill in this form, and no further action is required.

Shareholder(s) sign here	Date

IMPORTANT: Please sign this election form exactly as your name(s) appear(s) herein. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

1 1 1 U E F

INSTRUCTIONS FOR ELECTION FORM

AI OKTO Corp., a corporation incorporated under the laws of the Republic of the Marshall Islands (“AI OKTO”) has declared a dividend (the “Dividend”) on its common shares (“common shares”) of $3.50 per share, payable to its shareholders of record at the close of business on November 2, 2026. The Dividend is expected to be paid on or about November 25, 2026.

For shareholders that wish to receive the dividend all in cash, no further action is required. Alternatively, each shareholder of record may elect to receive the Dividend in common shares.

As an alternative to paying the Dividend in the form of cash or common shares pursuant to shareholder election, we reserve the right to determine, in our sole discretion, at any time up to midnight on November 24, 2026, to pay the Dividend entirely in cash, notwithstanding any elections for common shares we have received and without prior notice.

Our common shares are listed on the Nasdaq Capital Market under the symbol “AIOK.” The market value per share of our common shares for purposes of determining the number of whole shares to be issued to shareholders who elect to receive payment of the Dividend in the form of common shares will be $4.5159, which was the five-day volume weighted average of the trading prices of our common shares on the Nasdaq Capital Market through October 22, 2026. Any fractional share entitlement will be paid in cash.

If you want to elect payment in common shares, complete and sign this election form and deliver it to Broadridge Corporate Issuer Solutions, LLC., the election agent, prior to 5:00 P.M., Eastern time, on November 19, 2026.

Please only check the box if you elect to receive the Dividend in common shares for all of the common shares that you owned at the close of business on November 2, 2026.

If you do not timely return a properly completed election form, we will pay your dividend in the form of cash. As the special dividend of $3.50 per common share exceeds 25% of the trading price of the common shares as of the date of the dividend declaration, Nasdaq has advised the Company that its common shares will trade with due bills, representing an assignment of the right to receive the special dividend in cash, from the record date of November 2, 2026 through the closing of trading on Nasdaq on November 25, 2026, which is the Dividend Payment Date and the last day of trading before the November 27, 2026 expected ex-dividend date (this period of time, the “due bill period”). This means that holders who purchase common shares during the due bill period (even if the trades are to be settled after the due bill period) will be entitled to receive the special dividend in cash, regardless of whether a valid election form was received by the Company’s transfer agent from the prior holder of those shares. Conversely, sellers who sell common shares during the due bill period (even if the trades are to be settled after the due bill period) will not be entitled to the special dividend. Holders of common shares that are purchased during the due bill period will not be entitled to elect to receive the special dividend in common shares. Accordingly, shareholders of record on November 2, 2026, will receive the special dividend only if they remain shareholders through the end of the due bill period. If you have any questions regarding the election form or the election deadline, please feel free to call Broadridge Corporate Issuer Solutions, LLC., our Election Agent for the election, at (888) 789-8409. If your shares are held through a bank, broker or nominee, and you have questions regarding the dividend election, please contact such bank, broker or nominee, who will also be responsible for distributing to you the election form and submitting the election form on your behalf.

AI OKTO CORP.

IF YOU WOULD LIKE TO RECEIVE THE DIVIDEND IN THE FORM OF CASH, NO ACTION IS REQUIRED.

IF YOU WOULD LIKE TO RECEIVE THE DIVIDEND IN THE FORM OF COMMON SHARES, PLEASE COMPLETE AND RETURN YOUR DIVIDEND ELECTION FORM NO LATER THAN 5:00 P.M., EASTERN TIME, ON THURSDAY, NOVEMBER 19, 2026.